Mail Stop 4561

February 28, 2007

Peter Oppenheimer
Senior Vice President and
Chief Financial Officer
Apple Computer, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re: Apple Computer, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **September 30, 2006**
> **Filed December 29, 2006**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Consolidated Statements of Operations, page 74

1.   We note that you include both products and services in your line item titled "net sales" in your Consolidated Statements of Operations. We also note similar classifications related to the corresponding cost of sales. Tell us how you considered presenting separate line items for revenue earned from the sale of your products and services, as well as cost of revenue, in your Consolidated Statements of Operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 80

2.   We note from your disclosure that you recognize revenue from the sale of your
        products and services in accordance with SOP 97-2 and SAB 104. Tell us your
        revenue recognition policy for each of your product groups (e.g. iPOd, Macintosh
        computers, displays, etc.) including the accounting literature relied on for each
        product group.

3.   We note in your disclosure that for arrangements that include multiple elements,
        revenue is allocated to each element based on the relative fair value, which is
        generally determined by vendor-specific objective evidence (VSOE) of fair value
        based on the price charged when each element is sold separately. Tell us how you
        established VSOE of the undelivered elements in your multiple element
        arrangements and the general terms for those elements (e.g. the initial term for
        PCS and maintenance). For instance, describe the process you use to evaluate the
        various factors that affect your VSOE. Does the price charged for the individual
        elements vary from customer to customer or geographic location. If so, please
        explain how the Company determined that they can reasonably estimate fair value
        of each undelivered element. Tell us how you considered the guidance in
        paragraphs 10 and 57 of SOP 97-2 related to your multiple element software
        arrangements.

4.   We also note that if the Company offers specified upgrade rights, you defer
        revenue related to the fair value of the specified upgrade right until the future
        obligation is fulfilled or when the rights to the specified upgrade expires. We
        note in a recent Wall Street Journal article that some customers, who bought
        certain new Macintosh products based on a microprocessor from Intel Corp.,
        would now be able to use hardware that supports a faster new variant of a
        wireless technology. We further note that for several months, you shipped
        computers with the wireless hardware while the final technical specifications
        were not complete enough to include the software that supports the technology.
        Tell us whether the customers who purchased these Macintosh products without
        the updated software were guaranteed the rights to such software when available.
        Tell us how you determined whether these rights were unspecified or specified
        upgrades and how you accounted for these sales. If you determined that these
        rights were specified upgrades, tell us how you considered the guidance in
        paragraphs 36 through 38 of SOP 97-2 in accounting such sales and explain how
        you were able to establish VSOE for these rights. Also, tell us whether the
        customers were informed that they would be required to pay additional fees to
        implement these upgrades at the time they purchased the hardware or explain

when and why the decision was made to charge the additional fees. Furthermore, tell us the amount of revenue recognized for Macintosh products without the updated software for each period presented.

5.   We also note in your disclosures on page 12 that you have released several new versions or upgrades to some of your existing software products. Tell us whether these releases are embedded in your maintenance contracts as noted in your disclosure on page 81 and whether these were unspecified or specified elements. Additionally, if these releases are included in your maintenance contracts, tell us whether you consider these software releases to be additional software products or upgrade rights. In this regard, please address the following:

- the significance of the differences in the features and functionality of the new deliverable from the Company's existing products;
- whether the additional software element is intended to replace the Company's existing product;
- the extent of development efforts required to create the new element;
- the relationship of the price of the new software element to the pricing for the Company's existing products; and
- the manner in which the new element is marketed.

Furthermore, tell us how you have considered paragraphs 39 through 49 of SOP 97-2 in determining the Company's current revenue recognition policy is appropriate. We may have additional comments based on your response.

Note 2 – Restatement of Consolidated Financial Statements, page 85

6.   We note your disclosure of the incremental impact from recognizing stock-based compensation expense as a result of the investigation of past stock option grants. Tell us whether you recorded stock-based compensation expense under APB 25 for the fiscal years prior to 2004 prior to the restatement. If so, tell us how you considered disclosing the information required by paragraph 45.c.2 of SFAS 123 to provide the total restated stock-based compensation cost that should have been reported each fiscal year as well as a reconciliation of the total restated stock-based compensation cost to the cumulative adjustment to opening retained earnings. We refer you to the "Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Note 10 – Commitments and Contingencies

Contingencies, page 108

7.   We note the disclosures in Note 2 regarding the Company's restatement of prior years' financial statements due to incorrect accounting for stock option grants. In your letter to the Staff dated August 16, 2006, you indicated that the Company would continue to assess the potential loss contingencies with respect to pending or threatened litigation, potential legal actions by the IRS or other regulatory authorities, and other possible claims or assessments triggered by the stock-option investigation. At such time the Company lacked sufficient information to determine whether any probable and reasonably estimable liabilities existed. You further indicated that the Company would continue to assess whether any disclosures (including disclosure of loss contingencies even though the possibility of loss may be remote), would be required under SFAS 5 to be included in the Company's restated or current financial statements. Please update the Staff as to your current considerations to the accounting and disclosure implications of SFAS No. 5, "Accounting for Contingencies" and FIN 14, "Reasonable Estimation of the Amount of a Loss." and how you determined that such disclosures were not considered necessary in the Company's current financial statement footnotes.

Note 11 – Segment Information and Geographic Data, page 109

8.   We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Peter Oppenheimer
Apple Computer, Inc.
February 28, 2007
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief